SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                     -------


                                    FORM 11-K/A

                 ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                    For the plan year ended December 31, 1999

                         Commission file number 0-20686

                  UNIROYAL TECHNOLOGY CORPORATION SAVINGS PLAN
                            (Full title of the plan)

                         UNIROYAL TECHNOLOGY CORPORATION

                       Two North Tamiami Trail, Suite 900

                             Sarasota, Florida 34236

                    (Exact name of issuer of securities held
                        pursuant to the plan and address
                       of its principal executive office.)

                  UNIROYAL TECHNOLOGY CORPORATION SAVINGS PLAN

                              FINANCIAL STATEMENTS

                        AS OF DECEMBER 31, 1999 AND 1998

                    AND FOR THE YEAR ENDED DECEMBER 31, 1999

                           AND SUPPLEMENTAL SCHEDULES

                 AS OF AND FOR THE YEAR ENDED DECEMBER 31, 1999

                        AND INDEPENDENT AUDITORS' REPORT



INDEX                                                                     Page
-----                                                                     -----
Independent Auditors' Report                                               F-2

Statements of Net Assets Available for Plan Benefits                       F-3

Statement of Changes in Net Assets Available for
   Plan Benefits                                                           F-4

Notes to Financial Statements                                              F-5

Supplemental Schedules:

   Line  27a  -  Schedule  of  Assets  Held  for  Investment
     Purposes as of December 31, 1999                                      F-9
   Line  27d - Schedule of  Reportable  Transactions  for the
     Year Ended December 31, 1999                                          F-10

INDEPENDENT AUDITORS' REPORT

To the Employee Benefits Committee of
  Uniroyal Technology Corporation:

We have audited the accompanying statements of net assets available for plan benefits of the Uniroyal Technology Corporation Savings Plan (the "Plan") as of December 31, 1999 and 1998, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 1999. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 1999 and 1998, and the changes in net assets available for plan benefits for the year ended December 31, 1999 in conformity with accounting principles generally accepted in the United States of America.

Our 1999 audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of 1) assets held for investment purposes as of December 31, 1999 and 2) reportable transactions for the year ended December 31, 1999 are presented for the purpose of additional analysis and are not a required part of the basic 1999 financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules are the responsibility of the Plan's management. Such supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic 1999 financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic 1999 financial statements taken as a whole.


DELOITTE & TOUCHE  LLP
Certified Public Accountants

Tampa, Florida
June 19, 2000
(October 3, 2000 as to Note 6)



        UNIROYAL TECHNOLOGY CORPORATION SAVINGS PLAN

    STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

                 DECEMBER 31, 1999 AND 1998

                                                                                          December 31,
                                                                                --------------------------------
                                                                                     1999               1998
                                                                                -------------     --------------

ASSETS:
     Investments - at fair value                                                $ 24,679,744      $ 15,919,317

     Employee contributions receivable                                               172,253           152,240

     Asset transfers-in receivable from merged plan                                        -         1,176,008
                                                                                -------------     ------------

NET ASSETS AVAILABLE FOR PLAN BENEFITS                                          $ 24,851,997      $ 17,247,565
                                                                                =============     ============


                       See notes to financial statements.


                  UNIROYAL TECHNOLOGY CORPORATION SAVINGS PLAN

         STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

                      FOR THE YEAR ENDED DECEMBER 31, 1999

                                                                                        1999
                                                                                    ------------
NET ASSETS AVAILABLE FOR PLAN BENEFITS -
     beginning of year                                                              $ 17,247,565
                                                                                    ------------

ADDITIONS:

     Employee contributions                                                            1,214,765
     Employer contributions                                                              219,375
     Asset transfers-in from merged plans                                              1,577,737
     Net appreciation in fair value of investments                                     5,338,743
     Interest and dividend income                                                      1,314,573
     Other contributions                                                                  68,358
                                                                                    ------------
                                                                                       9,733,551

DEDUCTIONS:

     Benefits paid to Plan beneficiaries                                               2,083,850
     Administrative expenses                                                              45,269
                                                                                    ------------
                                                                                       2,129,119

NET ADDITIONS                                                                          7,604,432
                                                                                    -----------
NET ASSETS AVAILABLE FOR PLAN BENEFITS -
     end of year                                                                    $ 24,851,997
                                                                                    ============


                       See notes to financial statements.

                  UNIROYAL TECHNOLOGY CORPORATION SAVINGS PLAN

                          NOTES TO FINANCIAL STATEMENTS

1.       PLAN DESCRIPTION

         General

         The   following   description   provides   only  general   information.
         Participants   should   refer  to  the  Plan   agreement   for  a  more
         comprehensive description of the Plan's provisions.

         The Uniroyal Technology Corporation Savings Plan (the "Plan") is a defined contribution plan established to provide a means for eligible employees to supplement their retirement income. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). The Plan sponsor is Uniroyal Technology Corporation (the "Company"). The Plan trustee and record keeper is The Vanguard Fiduciary Trust Company ("Vanguard").

         The Plan is administered by an administrative committee consisting of persons appointed by the named fiduciary as defined in the Plan.

         The Plan covers all eligible salaried and non-union wage employees of the Company. An employee becomes a participant in the Plan on the first day of the calendar month next following the participant's date of hire.

         Effective October 1, 1998 the portion of the Uniroyal Technology Corporation Employee Stock Ownership Plan (the "ESOP") containing assets and liabilities of participants of the ESOP, who were also participants or eligible to participate in the Plan ("ESOP Savings Plan Portion"), was merged into the Plan. All rights and benefits of each participant in the ESOP Savings Plan Portion will continue to be governed by the provisions of the ESOP agreement. A separate recordkeeping account was established in the Plan for the ESOP Savings Plan Portion of each participant's benefit. The transfer took place on June 30, 1999. The associated receivable in 1998 of $1,176,008 was based on certain estimates. The actual transfer in 1999 was $1,547,421. The difference of $371,413 is included in Asset Transfers-in From Merged Plans for the year ended December 31, 1999.

         On June 14, 1999, the Company acquired 100% of the common stock of Happel Marine, Inc. and merged the Happel Marine, Inc. 401(k) Plan into the Plan effective October 4, 1999. In connection with the Happel Marine, Inc. 401(k) merger into the Plan, 125,078 shares of the Company's common stock with a fair market value of $1,203,876 were transferred into the Plan on October 21, 1999.

         Participant Accounts

         Vanguard maintains an account for each participant, by fund, for the amount of participant and Company contributions and subsequent income or loss thereon. Each participant completes an enrollment form, directing Vanguard to which fund(s) such participant's contributions should be credited. The participant may allocate contributions among the funds in increments of 10%.

         Contributions

         The Company may, at its discretion, contribute to the Plan for each participant on the payroll as of the last day of each Plan year, a matching contribution equal to 25% of each participant's before tax savings contribution, up to 6% of the participant's compensation. Any matching contribution deposited to the Plan on or after October 1, 1995 will be made through contributions of Company common stock. Company contributions, if any, made prior to September 30, 1995 are invested in the Vanguard Money Market Reserves Portfolio. In December 1999 the Company declared a matching contribution of $219,375. The contribution was made to the Plan in the form of the Company's common stock.

         Each participant may contribute up to 15% (in increments of 1%) of covered earnings to the Plan, through payroll deductions, for investment in the aforementioned Vanguard investment funds. The maximum annual voluntary contribution is $10,000, subject to revision annually to reflect increases in the cost of living index.

         Participants are immediately 100% vested in their before-tax savings contributions. A participant becomes 100% vested in the Company's matching contributions after completion of five years of service or upon death, disability or retirement prior to the completion of five years of service.

         A participant may increase or decrease Plan contributions by filing written notice with the Plan administrator six times each plan year as of the first day of each January, March, May, July, September and November.

         A participant may suspend contributions to the Plan at any time. The contributions may be resumed six times each plan year as of the first day of each January, March, May, July, September and November.

         Withdrawals and Forfeitures

         At age 59 1/2 and thereafter, an active employee may withdraw funds from the employee's before-tax savings balance at any time. Before age 59 1/2, withdrawals (exclusive of earnings) may be made only in the event of demonstrated financial hardship, as determined by the Plan administrator, according to the rules of the Internal Revenue Service ("IRS"). Such hardship withdrawals are subject to an additional 10% penalty tax. As of December 31, 1999 and 1998, the Plan had amounts owing to participants by reason of withdrawals of approximately $127,594 and $68,374, respectively.

         If the participant's employment ends, the participant's vested account balance and earnings will be paid in a lump sum within 60 days following the close of the Plan year within which the participant's employment ended. However, if the participant so chooses, the participant may receive distributions in the form of monthly installments over a period not to exceed ten years. If this option is chosen, the funds will be invested in an interest bearing account. In addition, a participant or the participant's beneficiary will receive the value of the participant's account balance for all terminations resulting from retirement, permanent incapacity or death. Alternatively, the participant may elect to have the participant's vested account balance transferred directly to an IRA or other qualified plan.

         Forfeitures, which consist of Company matching contributions applicable to participants who terminate from the Plan unvested, are either (i) reallocated as an additional Special Allocation (as defined in the Plan) or (ii) used to pay administrative costs of the Plan.

         Priorities Upon Termination of the Plan

         The Plan has no fixed termination date. The Board of Directors of the Company has the right to amend the Plan, to suspend for any period of time the contributions to be made by participants and the Company to the Plan, and at any time to terminate the Plan, provided that no amendment or termination shall have the effect of reducing the interest of any participant accrued under the Plan or of diverting any part of the assets held by the Trustees for purposes other than provided in the Plan. The Board of Directors has not expressed any intention to terminate the Plan.

2.       SIGNIFICANT ACCOUNTING POLICIES

         Basis of Accounting

         The accounts of the Plan are maintained on the accrual basis except for benefit payments which are reported on a cash basis, in accordance with the guidelines of the American Institute of Certified Public Accountants' Audit Guide, "Audits of Employee Benefit Plans."

         Investment Valuation and Income Recognition

         Investments are stated at published current market value, which equals fair value, and consist of common/collective trusts, fixed income securities, investments in mutual funds and the Company's common stock. Investment transactions are recorded as of the trade date. Net gains or losses on the disposal of investments are determined based on each investment's market value at the beginning of the year. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

         Expenses

         Administrative fees of the Plan and other reasonable fees and expenses incurred by the Plan have been paid by the Plan.

3.       TAX STATUS

         The trust established under the Plan to hold the Plan's assets is qualified pursuant to the appropriate section of the Internal Revenue Code, and, accordingly, the Plan is exempt from income taxes. The Plan has obtained a favorable tax determination letter from the Internal Revenue Service. The Plan has been amended since receiving the determination letter. However, the Company believes that the Plan and related trust continues to qualify and operate as designed.

4.       INVESTMENTS

         The following table presents the Plan's investments as of December 31, 1999 and 1998:

                                                                          December 31, 1999            December 31, 1998
                                                                            Current Value                Current Value
                                                                          -----------------            -----------------

         * Uniroyal Technology Common Stock Fund                          $    8,856,357               $     1,378,104
           Vanguard Windsor Fund                                                 839,519                     1,178,872
           Vanguard Explorer Fund                                                321,232                        90,066
           Vanguard Morgan Growth Fund                                           170,117                       142,711
         * Vanguard Wellesley Income Fund                                      1,825,732                     2,093,145
           Vanguard Fixed Income - LT Corporate Portfolio                        464,075                       527,375
         * Vanguard Money Market Reserves - Prime Portfolio                    3,330,939                     2,207,375
         * Vanguard Windsor II                                                 5,283,464                     6,067,967
         * Vanguard Retirement Savings Trust                                   2,305,620                     2,182,521
           Vanguard International Growth Portfolio                               173,696                        51,181
           Vanguard 500 Index Fund                                             1,043,469                             -
           Participant Loans                                                      65,524                             -
                                                                          --------------               ---------------

              Total                                                       $   24,679,744               $    15,919,317
                                                                          ==============               ===============

         *Plan's investments that represent 5 percent or more of the Plan's net assets.

5.       SUBSEQUENT EVENT

         On December 24, 1999, the Company entered into a definitive agreement to sell certain net assets of its High Performance Plastics segment to Spartech Corporation. The sale transaction closed on February 28, 2000, on which date the affected participants, representing approximately 33% of the total participants in the Plan, separated from service and were fully vested in their accounts. In connection with the sale of the High Performance Plastics segment, assets with a fair value of $5,640,821 (on the dates of distribution) have been distributed out of the Plan subsequent to February 28, 2000.


6.       RECONCILIATION OF THE FINANCIAL STATEMENTS TO FORM 5500

         On August 4, 2000, the Board of Directors of the Company approved a special contribution of Company common stock to the Plan for the Plan year ended December 31, 1999, as permitted by the Plan ("Special Contribution"). The Company determined the amount of the Special Contribution on October 3, 2000. The Special Contribution will be made to eligible Plan participants employed by the Company and certain of the Company's subsidiaries. The amount of the Special Contribution is $719,418 and will be made through the contribution of approximately 56,425 shares of Company common stock prior to the filing of the Company's 1999 corporate federal income tax return. The Special Contribution is subject to the same vesting provisions as other Company matching contributions.

         Although the Special Contribution does not represent an obligation by the Company to the Plan as of December 31, 1999, the IRS rules applicable to Form 5500 preparation permit inclusion of the Special Contribution in the Plan's 1999 Form 5500. The following is a reconciliation of employer contributions receivable and employer contributions per the financial statements to the Form 5500 as of and for the year ended December 31, 1999:

           December 31, 1999

           Employer contributions receivable per Form 5500              $        719,418
           Employer contributions receivable per financial
              statements as of December 31, 1999                                       -
                                                                        ----------------

           Special Contribution receivable for 1999 Plan year           $        719,418
                                                                        ================

           Year Ended December 31, 1999

           Employer contributions per Form 5500                         $        938,793
           Employer contributions per financial
              statements for the year ended December 31, 1999                    219,375
                                                                        ----------------

           Special Contribution for 1999 Plan year                      $        719,418
                                                                        ================



                  UNIROYAL TECHNOLOGY CORPORATION SAVINGS PLAN

           LINE 27A - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                                DECEMBER 31, 1999

                                                                                                        Current
       Identity of Issue                        Investment Type                       Cost               Value
      -------------------                     ------------------                 --------------     --------------
Uniroyal Technology Common
   Stock Fund                             Common Stock Fund                      $    2,375,674     $    8,856,357
Vanguard Windsor Fund                     Registered Investment Company                 772,663            839,519
Vanguard Explorer Fund                    Registered Investment Company                 281,552            321,232
Vanguard Morgan Growth Fund               Registered Investment Company                 108,585            170,117
Vanguard Wellesley Income Fund            Registered Investment Company               1,957,194          1,825,732
Vanguard Fixed Income - LT
   Corporate Portfolio                    Registered Investment Company                 497,923            464,075
Vanguard Money Market
   Reserves - Prime Portfolio             Registered Investment Company               3,330,939          3,330,939
Vanguard Windsor II                       Registered Investment Company               5,168,775          5,283,464
Vanguard Retirement Savings Trust         Common/Collective Trust                     2,305,620          2,305,620
Vanguard International Growth
   Portfolio                              Registered Investment Company                 150,330            173,696
Vanguard 500 Index Fund                   Registered Investment Company                 994,192          1,043,469
Participant Loans                         Terms of 5 years and interest rates
                                          Ranging from 8.0% - 10.0%                      65,524             65,524
                                                                                 --------------     --------------

           Total                                                                 $   18,008,971     $   24,679,744
                                                                                 ==============     ==============



                         UNIROYAL TECHNOLOGY CORPORATION

                                  SAVINGS PLAN

                 LINE 27D - SCHEDULE OF REPORTABLE TRANSACTIONS

                      FOR THE YEAR ENDED DECEMBER 31, 1999



                                                                                                      Current Value
                                                                                                       of Asset on
   Identity of Party Involved            Purchase          Selling       Expense        Cost of        Transaction     NetGain
     Description of Asset                 Price            Price          W/Trade        Asset            Date          (Loss)
------------------------------         ------------     ------------    ---------     -----------      ---------      ---------


Series of Transactions
----------------------
Uniroyal Technology
   Common Stock                         $ 2,275,049                                  $ 2,275,049
Number of Transactions                           48

Uniroyal Technology
   Common Stock                                          $ 1,356,594                 $   662,784      $  1,356,594    $  693,810
Number of Transactions                                            70

Prime Money Market                      $ 2,039,142                                                   $  2,039,142
Number of Transactions                           83

Prime Money Market                                       $   916,182                 $   916,182      $    916,182    $        -
Number of Transactions                                            65

500 Index Fund                          $ 1,061,367                                                   $  1,061,367
Number of Transactions                           37

500 Index Fund                                           $    70,737                 $    67,174      $     70,737    $    3,563
Number of Transactions                                             5

Windsor II Fund                         $ 1,724,244                                                   $  1,724,244
Number of Transactions                           44

Windsor II Fund                                          $ 1,527,008                 $ 1,305,966      $  1,527,008    $  221,042
Number of Transactions                                            69



                         UNIROYAL TECHNOLOGY CORPORATION

                                  SAVINGS PLAN

                 LINE 27D - SCHEDULE OF REPORTABLE TRANSACTIONS

                      FOR THE YEAR ENDED DECEMBER 31, 1999



                                                                                                       Current Value
                                                                                                        of Asset on
   Identity of Party Involved            Purchase          Selling       Expense        Cost of         Transaction     Net Gain
     Description of Asset                 Price            Price          W/Trade        Asset             Date          (Loss)
------------------------------         ------------     ------------    ---------     -----------      ------------    ---------

Single Transactions
-------------------
Uniroyal Technology
   Common Stock                         $ 1,203,876                                                     $ 1,203,876
Number of Transactions                            1

Prime Money Market                      $   956,675                                                     $   956,675
Number of Transactions                            1


                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, Uniroyal Technology Corporation, which administers the Uniroyal Technology Corporation Savings Plan, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                   UNIROYAL TECHNOLOGY CORPORATION
                                      SAVINGS PLAN

                                   By:/S/ Martin J. Gutfreund
                                      -----------------------
                                      Martin J. Gutfreund
                                      Chairman, Uniroyal Technology Corporation
                                        Employee Benefits Committee

                                      DATE: October 16, 2000